UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                AstraZeneca PLC
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                                (Name of Issuer)

                                 CLASS A SHARES
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                         (Title of Class of Securities)

                                   G9885J102
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                                 (CUSIP Number)

                              Paul Kumleben, Esq.
                             Davis Polk & Wardwell
                               99 Gresham Street
                                London EC2V 7NG
                                 United Kingdom
                              011-44-20-7418-1360
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 8, 1999
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            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or (g), check the following box.[ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               Page 1 of 7 Pages

----------------------                                        ------------------
CUSIP No. G9885J102                   13D                     Page 2 of  7 Pages
----------------------                                        ------------------

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    1         NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              INVESTOR AB
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    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
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    3         SEC USE ONLY

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    4         SOURCE OF FUNDS*

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    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]

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    6         CITIZENSHIP OR PLACE OF ORGANIZATION
              KINGDOM OF SWEDEN

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                            7      SOLE VOTING POWER

                                   95,085,810
                           -----------------------------------------------------
  NUMBER OF SHARES          8      SHARED VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING                0
    PERSON WITH            -----------------------------------------------------
                            9      SOLE DISPOSITIVE POWER

                                   95,085,810
                           -----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                   0
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   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              95,085,810
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   12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                [ ]

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   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.49%
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   14         TYPE OF REPORTING PERSON*

              CO
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                               Page 2 OF 7 Pages

   Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the Class A Shares, $0.25 nominal value (the "Shares"), of AstraZeneca PLC, a company incorporated in the United Kingdom (the "Issuer"). The principal executive offices of the Issuer are located at 15 Stanhope Gate, London W1K 1LN, United Kingdom.

   Item 2.  Identity and Background.

     The name of the person filing this statement is Investor Aktiebolag, a limited liability company incorporated under the laws of Sweden ("Buyer").

     The address of the principal business and the principal office of Buyer is Arsenalgatan 8C, S-103 32 Stockholm, Sweden. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Buyer is set forth on Schedule A.

     Buyer is a Swedish diversified industrial holding company. Buyer's founders and principal shareholders are the Wallenberg family and foundations, whose holdings, as of December 31, 2001, represented approximately 44% of the votes and 21% of the share capital of Buyer.

     During the last five years, neither Buyer, nor any other person controlling Buyer nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

     On April 8, 1999, in connection with the merger between Zeneca PLC and Astra AB, Buyer received 88,920,598 Shares in exchange for Buyer's shares in Astra AB immediately prior to such date. Based on the closing price of the Shares on the first day of trading following the merger, the market value of the Shares received by Buyer was SEK 32,678,319,765.

   Item 4.  Purpose of Transaction.

     On April 8, 1999, in connection with the merger between Zeneca PLC and Astra AB, Buyer received 88,920,598 of the Shares to which this statement relates, in exchange for Buyer's shares in Astra AB immediately prior to such date. Subsequent to this date, Buyer has acquired additional Shares in the open market and is currently holding 95,085,810 Shares.

     Buyer has acquired and is holding the Shares for investment. Buyer intends to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Buyer may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above, Buyer has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

   Item 5.  Interest in Securities of the Issuer.

     (a) Buyer has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 95,085,810 Shares, representing approximately 5.49% of the outstanding Shares of the Issuer.


                               Page 3 of 7 Pages

     Except as set forth in this Item 5(a), none of Buyer, and, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

     (b) Buyer has sole power to vote and to dispose of 95,085,810 Shares.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     To the best knowledge of Buyer, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

   Item 7.  Material to be Filed as Exhibits.

     None.


                               Page 4 of 7 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               Date:    July 4, 2002


                                               INVESTOR AB


                                               /s/ Marcus Wallenberg
                                               ---------------------------------
                                                   Marcus Wallenberg, President



                               Page 5 of 7 Pages

                                                                                                         SCHEDULE A

                                       DIRECTORS AND EXECUTIVE OFFICERS OF BUYER

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Buyer are set forth below. If no business address is given the director's or officer's business address is Arsenalsgatan 8C, S-103 32 Stockholm, Sweden. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Buyer. Unless otherwise indicated below, all of the persons listed below are citizens of Sweden.

                                                              Present Principal Occupation Including Name and
             Name and Business Address                                      Address of Employer
---------------------------------------------------    -------------------------------------------------------------
Directors
Claes Dahlback.....................................    Chairman.
                                                       Chairman of EQT, Gambro AB, IBX, IMGO, Stora
                                                       Enso Oyj and Vin & Sprit AB. Vice chairman of SEB
                                                       and a director of Findus.

Anders Scharp......................................    Member of the board.
                                                       Chairman of Atlas Copco, Saab AB, SKF, Ab Ph. Nederman &
                                                       Co. Member of Engineering Sciences.

Koichi Nishimura...................................    Member of the board.
                                                       Chairman and Chief Executive Officer of Solectron
                                                       Corporation (United States). Mr Nishimura was an employee
                                                       of IBM for 23 years and joined Solectron in 1988 as Chief
                                                       Operating Officer. He has been CEO of the company since
                                                       1992.  Citizen of the United States.

Hakan Mogren.......................................    Member of the board. Executive Deputy Chairman of
                                                       AstraZeneca PLC and Gambro AB. Chairman of Reckitt
                                                       Benckiser PLC and The Research Institute of Industrial
                                                       Economic (IUI), The Swedish-American Foundation and The
                                                       Swedish-Japanese Foundation and The British-Swedish Chamber
                                                       of Commerce. Director of the Marianne and Marcus Wallenberg
                                                       Foundation.  Member of the Royal Swedish Academy of
                                                       Engineering Sciences (IVA).

Sune Carlsson......................................    Member of the board.
                                                       President and CEO of AB SKF. Board member of Atlas Copco AB.

Peter D. Sutherland................................    Member of the board.
                                                       Chairman and Managing Director of Goldman Sachs
                                                       International and British Petroleum Company PLC. Member of
                                                       the boards of Ericsson and the Royal Bank of Scotland Group
                                                       Plc.  Citizen of Ireland.

Bjorn Svedberg.....................................    Member of the board.
                                                       Director of Saab AB, Gambro AB, the Knut and Alice Wallenberg
                                                       Foundation, the Financial Supervisory Authority and the Morgan
                                                       Stanley Dean Witter European Advisory Board. Chairman of the
                                                       Chalmers Institute of Technology, Eniro, HI3G Access,
                                                       K-World, Nefab, RKI, Salcomp and the Royal Swedish Academy of
                                                       Engineering Sciences.

Marcus Wallenberg..................................    President and Chief Executive Officer.


                                                  Page 6 of 7 Pages


                                                       Vice Chairman of Ericsson and Saab AB and board member of
                                                       Astra Zeneca AB, Scania AB, SASAssembly of Representatives,
                                                       Stora Enso Oyj and the Knut and Alice Wallenberg Foundation.

Jacob Wallenberg...................................    Executive Vice Chairman.
                                                       Chairman of SEB and Vice Chairman of Atlas Copco
                                                       AB, AB Electrolux, SAS and the Knut and Alice Wallenberg
                                                       Foundation. Board member of ABB Ltd., EQT, WM-data, the
                                                       Confederation of Swedish Enterprise and the Nobel Foundation.

Peter Wallenberg...................................    Honorary Chairman.
                                                       Chairman of the Knut and Alice Wallenberg Foundation and
                                                       Honorary Chairman of Atlas Copco AB.

                                                       Present Principal Occupation Including Name and Address of
             Name and Business Address                                          Employer
---------------------------------------------------    -------------------------------------------------------------
Executive Officers
(Who Are Not Directors)
Borje Ekholm.......................................    Executive Vice President
Sven Nyman.........................................    Executive Vice President
Lars Wedenborn.....................................    Executive Vice President
Nils Ingvar Lundin.................................    Managing Director
Erik Edholm........................................    Managing Director
Henry E. Gooss.....................................    Managing Director
Adine Grate Axen...................................    Managing Director
Fredrik Hillelson..................................    Managing Director






















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